
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 6, 2012

<u>Via E-mail</u>
Mr. Michael S. Shanahan
Chief Financial Officer
Speedemissions, Inc.
1015 Tyrone Road, Suite 220
Tyrone, Georgia 30290

> **Re:** **Speedemissions, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-49688**

Dear Mr. Shanahan:

We have reviewed your response letter filed on February 29, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information and confirming that you will revise your document in future filings. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Quarterly Report on Form 10-Q for the quarter ended September 30, 2011</u>
<u>Consolidated Balance Sheets, page 4</u>

1. We note your response to our prior comment number two that an interim impairment analysis for goodwill was not required as of September 30, 2011. In this regard, please tell us the results of your annual impairment analysis for goodwill as of December 31, 2011. If no impairment of goodwill was required, please tell us and revise your disclosures within your goodwill critical accounting policy within MD&A to discuss whether any of your reporting units are at risk of failing step one of the impairment test as defined in ASC 350. If so, please tell us and provide the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If none of your reporting units are at risk of failing step one of the impairment test then specifically state so within MD&A and provide us with your analysis which supports the basis for your conclusions. Please note that a reporting unit may be at risk of failing step one of the impairment test if it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief